FOR: CONTACT:	INTERPOOL, INC. Mitchell I. Gordon Executive Vice President & Chief Financial Officer (212) 916-3284
FOR IMMEDIATE RELEASE
Morgen-Walke Associates: Gordon McCoun, Lauren Levine Media contact: Greg Tiberend (212) 850-5600

INTERPOOL, INC. REPORTS SECOND QUARTER RESULTS

– Second Quarter Net Income Rises 13% to $11.7 Million, or $0.41 Per Diluted Share –

PRINCETON, NJ, August 9, 2001 — Interpool, Inc. (NYSE:IPX) today reported results for the second quarter and six months ended June 30, 2001.

Net income for the second quarter increased 13% to $11.7 million, or $0.41 per diluted share, over net income of $10.4 million, or $0.38 per diluted share, for the same period in 2000. Net income for the second quarter 2001 included a $0.3 million after-tax gain, equivalent to $0.01 per diluted share, on the retirement of $11.3 million in senior unsecured notes.

Revenue in the second quarter of 2001 increased by 32% to $87.2 million, from $66.1 million in the second quarter of 2000. Operating income was $34.7 million in the quarter versus $28.0 million for the same period last year.

Operating lease revenue for the quarter grew 45% over last year, largely due to the contributions from the acquisition of the North American Intermodal Division of Transamerica Leasing, Inc., while pre-tax profits from operating leases increased by 28%.

The Company’s container operating lease fleet at the end of the second quarter was approximately 406,000 TEUs (twenty-foot-equivalent units), up from 340,000 TEUs at the end of the 2000 second quarter and up from 382,000 TEUs at the end of the 2001 first quarter. The chassis operating lease fleet at June 30, 2001 was 170,000, up from 93,000 at the end of the 2000 second quarter and the same compared to the previous quarter. Utilization of the container fleet for the 2001 second quarter was 97%, which was down from 99% in the year ago period and the prior quarter. Chassis utilization for the 2001 second quarter was 94%, which was down from 97% in the 2000 second quarter and 95% in the first quarter of 2001.

— MORE —

INTERPOOL, INC. REPORTS SECOND QUARTER RESULTS	Page 2

Net income for the first six months of 2001 was $23.5 million, or $0.82 per diluted share. Earnings for the first half of 2001 included an after-tax gain of $0.8 million, or $0.03 per diluted share, from the cumulative effect of change in accounting principle, and an after-tax gain of $0.3 million, or $0.01 per diluted share, on the retirement of $11.3 million in senior unsecured notes. Net income for the first six months of 2000 was $20.9 million, or $0.76 per diluted share. Earnings for the first half of 2000 included an after-tax gain of $0.8 million, or $0.03 per diluted share, related to the retirement of $11.2 million in senior unsecured notes, and an after-tax gain of $0.7 million, or $0.02 per diluted share, from a one-time cumulative effect of change in accounting principle.

Revenue for the first half of 2001 was $173.6 million compared to $127.2 million in the first half of 2000. Operating income for the first six months of 2001 was $71.1 million versus $52.6 million for the first six months of 2000.

Martin Tuchman, Chairman and Chief Executive Officer, commented: “We are pleased with Interpool’s performance in the quarter and that our business remained strong. We continued to benefit from significant year over year growth in revenue and net income, as a result of the Company’s acquisition of the North American Intermodal Division of Transamerica Leasing, Inc. in October of 2000. Integration of the Transamerica assets progressed throughout the quarter as planned.”

Interpool, originally founded in 1968, is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the largest lessor of intermodal container chassis in the United States and a world-leading lessor of cargo containers used in international trade. Interpool operates from over 90 locations throughout the world.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

•	Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.

–TABLES FOLLOW–

INTERPOOL, INC. CONSOLIDATED STATEMENT OF INCOME (In thousands, except amounts per share) (Unaudited)

	Three Months Ended June 30th		Six Months Ended June 30th
	2001	2000	2001	2000
Revenues	$ 87,249	$66,093	73,644	$127,245
Lease operating and administrative expenses	32,504	21,507	62,541	42,217
Market value adjustment for derivative instruments	(35)	—	835	—
Depreciation and amortization of leasing equipment	19,784	16,262	40,587	31,714
Other (income)/expense, net	330	348	(1,373)	711

Earnings before interest and taxes	34,666	27,976	71,054	52,603
Interest expense, net	21,618	15,649	44,104	29,283

Income before taxes, change in accounting principle
and extraordinary gain	13,048	12,327	26,950	23,320

Provision for income taxes	1,625	1,950	4,525	3,900

Income before change in accounting principle
and extraordinary gain	$ 11,423	$10,377	$ 22,425	$ 19,420

Cumulative effect of change in accounting principle, net of
applicable taxes of $44 and $440 (1), (2)	—	—	833	660

Extraordinary gain on retirement of debt, net of
applicable taxes of $172 and $560 (3), (4)	257	—	257	840

Net income	$ 11,680	$10,377	$ 23,515	$ 20,920

Income per share before cumulative effect of change in accounting principle and extraordinary gain:
Basic	$ 0.42	$ 0.38	$ 0.82	$ 0.71
Diluted	$ 0.40	$ 0.38	$ 0.78	$ 0.71

Cumulative effect of change in accounting principle (1),(2):
Basic	NA	NA	$ 0.03	$ 0.02
Diluted	NA	NA	$ 0.03	$ 0.02

Extraordinary gain on retirement of debt (3),(4):
Basic	$ 0.01	NA	$ 0.01	$ 0.03
Diluted	$ 0.01	NA	$ 0.01	$ 0.03

Net income per share:
Basic	$ 0.43	$ 0.38	$ 0.86	$ 0.76
Diluted	$ 0.41	$ 0.38	$ 0.82	$ 0.76

Weighted average shares outstanding:
Basic	27,421	27,421	27,421	27,421
Diluted	28,750	27,421	28,936	27,421

(1)	For 2001, represents the cumulative effect through December 31, 2000 regarding the Company’s accounting for swap transactions not accounted for as hedges in accordance with FASB No. 133 which is effective as of January 1, 2001.

(2)	For 2000, represents a change in the Company’s accounting for its maintenance and repairs expense from an accrual to cash basis, in accordance with a recent Securities and Exchange Commission recommendation.

(3)	For 2001, represents gain on retirement of $9.2 million face value of Interpool, Inc. 6-5/8% Notes due March 1, 2003 and $2.1 million face value of Interpool, Inc. 7.20% Notes due August 1, 2007.

(4)	For 2000, represents gain on retirement of $8.2 million face value of Interpool, Inc. 6-5/8% Notes due March 1, 2003 and $3.0 million face value of Interpool, Inc. 7.35% Notes due August 1, 2007.

– TABLES CONTINUE –

INTERPOOL, INC. CONSOLIDATED BALANCE SHEET (In thousands) (Unaudited)

	June 30, 2001	December 31, 2000
ASSETS
Cash and short-term investments and marketable securities	$45,888	$156,291
Accounts and notes receivable, net	54,564	67,915
Assets held for sale	6,811	348,389
Net investment in direct financing leases	184,279	170,380
Other receivables, net	54,372	53,354
Revenue producing equipment, net	1,307,937	1,263,989
Other assets	122,139	134,513

TOTAL ASSETS	$1,775,990	$2,194,831

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$65,346	$126,854
Income taxes	34,040	29,848
Deferred income	832	911
Debt and capital lease obligations	1,247,203	1,618,036
Capital securities	75,000	75,000
Minority interest	1,495	1,951
Stockholders’ equity	352,074	342,231

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,775,990	$2,194,831

INTERPOOL, INC. BUSINESS OPERATIONS BREAKDOWN (In thousands) (Unaudited)

	REVENUES		PRETAX PROFIT/(LOSS)
	Three Months Ended June 30,		Three Months Ended June 30,
	2001	2000	2001	2000
Operating Lease Business	$72,110	$49,676	$16,911	$13,232
Finance Lease Business	4,827	3,838	1,413	1,126
Other Operations	10,091	12,309	(1,618)	378
Corporate/Investment Division	2,642	3,119	(3,658)	(2,409)

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